1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

April 12, 2012

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)

(Securities Act File No. 33-97598 and

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 205

Dear Ms. Cole:

This letter responds to your comments with respect to the filing of a post-effective amendment (“PEA”) to the Company’s registration statement, filed on January 30, 2012, to add iShares Emerging Markets Corporate Bond Fund (the “Fund”), as a series of the Company pursuant to Rule 485(a) under the Securities Act of 1933.

The comments were provided in a telephone conversation on March 13, 2012. For your convenience, your comments are summarized below and each comment is followed by our response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment No. 1: With respect to the following statement, “the Fund generally invests at least 90% of its assets in the securities of the Underlying Index and in investments that provide substantially similar exposure to the securities in the Underlying Index,” please confirm that the reference to investments that “provide substantially similar exposure to the securities in the Underlying Index” is limited to depositary receipts, and whether any such investments are consistent with the Fund’s exemptive order.

Response: The Fund is currently contemplating only depositary receipts in the category of investments that provide substantially similar exposure to the securities in the Underlying Index. Any investment made by the Fund that provides substantially similar exposure to the securities in the Underlying Index will be consistent with the Fund’s exemptive relief.

Comment No. 2: Please add additional disclosure regarding the quality and maturity of the bonds. In addition, please confirm whether the Fund principally invests in long-term junk bonds and if so, please add appropriate disclosure.

Response: The Fund, like other index funds, seeks investment results that correspond generally to the price and yield performance, before fees and expenses of the Underlying Index. All bonds in the Underlying Index are selected according to a fully transparent set of rule-based inclusion criteria regarding issue size, bond type, maturity, and liquidity. This policy, along with the related risk (reproduced below for your convenience), is currently disclosed in the Fund’s prospectus. The Company respectfully submits that this disclosure adequately informs investors of the Fund’s policy regarding quality and maturity of the bonds and whether the Fund will principally invest in long-term junk bonds.

•

All securities included in the Underlying Index must be U.S. dollar-denominated fixed rate bonds with a remaining maturity of 13 months or more at the time of rebalancing. There are no ratings restrictions on either the individual bonds or the country of risk. The Underlying Index is market capitalization weighted with a 5% capping of issuers and a pro rata distribution of any excess weight across the remaining issuers in the Underlying Index.

•

High Yield Securities Risk. Securities that are rated below investment grade (commonly referred to as “junk bonds,” including those bonds rated lower than “BBB-” by S&P and Fitch, “Baa3” by Moody’s, or “BBBL” by Dominion) or are unrated, may be deemed speculative and more volatile than higher-rated securities of similar maturity. High yield securities may also be subject to greater levels of credit or default risk than higher-rated securities. The value of high yield securities can be adversely affected by overall economic conditions, such as an economic downturn or a period of rising interest rates, and high yield securities may be less liquid and more difficult to sell at an advantageous time or price or to value than higher-rated securities. In particular, high yield securities are often issued by smaller, less creditworthy countries and companies or by highly leveraged (indebted) countries and companies, which are generally less able than more financially stable countries and companies to make scheduled payments of interest and principal.

****

The Company has authorized us to represent on its behalf that, with respect to filings made by the Company with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Ben Haskin
Benjamin J. Haskin

cc:	Ed Baer

Andrew Josef

Kyle Wirth